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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRR Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 W. 47th Place, Suite 300
(No. and Street)

Westwood	KS	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Halter 913-748-4702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC,PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Halter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRR Capital Markets, Inc., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

NOTARY PUBLIC - State of Kansas
ASHLEIGH DOUGLAS
My Appt. Expires 4/11/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with
Rule 17a-5(e)(3)
As a Public Document

IRR CAPITAL MARKETS, INC.
STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2012 AND 2011
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
IRR Capital Markets, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of

IRR CAPITAL MARKETS, INC.

as of December 31, 2012 and 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of IRR Capital Markets, Inc., as of December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 to 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mueller Harrison Hetter P.C., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 23, 2013

IRR CAPITAL MARKETS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Cash	$ 123,179	$ 34,251
Fees receivable from related party	25,760	25,760
Other current assets	150	23,117
TOTAL ASSETS	$ 149,089	$ 83,128

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2012	2011
Accounts payable to related parties	$ 4,400	$ 9,650

STOCKHOLDER'S EQUITY

	2012	2011
Paid In Capital		
Common stock, no par, authorized 10,000 shares, 2,100 shares issued and outstanding	23,000	23,000
Retained earnings	121,689	50,478
TOTAL STOCKHOLDER'S EQUITY	144,689	73,478
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 149,089	$ 83,128

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

IRR Capital Markets, Inc. ("the Company") is a limited services securities broker engaged in the sale of tax shelters or limited partnerships in primary distributions, private placements, real estate syndications and municipal financial advisory services. The Company is a member in good standing of the Financial Industry Regulatory Authority (FINRA). The Company is registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). It is subject to the net capital requirements of SEC Rule 15c3-3, and it is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. All general securities accounts are insured by the Securities Investor Protection Corporation (SIPC).

Subsequent Events

Subsequent events have been evaluated through February 23, 2013, which is the date the accompanying financial statements were available to be issued.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Basis of Accounting

Revenues are recognized as earned on the accrual basis. Expenses are likewise recognized as incurred.

Cash

Cash consists of demand deposit checking accounts with financial institutions.

Income Taxes

The Company, with the consent of its members, has elected under Subchapter S of the Internal Revenue Code to be taxed as a pass-through entity for income tax purposes with the result that the Company's taxable income, deductions and credits are reported on the individual income tax return of the Company's stockholder. Accordingly, no provision for income taxes has been recorded in these financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2012, 2011, 2010 and 2009 remain open as of February 23, 2013, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and management is not aware of any unlikely tax positions, with the result that none are reported.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Net Capital	$ 118,929	$ 42,846
Aggregate Indebtedness	4,400	9,650
Minimum Net Capital Required	5,000	5,000
Excess Net Capital	113,929	37,846
Net Capital Ratio	0.04 to 1	0.23 to 1

NOTE C - RELATED PARTIES

In 2012 and 2011 the Company derived all of its consulting fee income from IRR Corporate and Public Finance LLC ("C&P LLC") which is wholly-owned by the Company's stockholder. The Company reimburses salaries, office rent, and other operating expenses to a related party known as IRR - Kansas/Missouri/Illinois, Inc. ("KMI"), which is wholly-owned by the Company's stockholder. The Company pays corporate service fees to Integra Realty Resources, Inc. ("IRR Inc.") under the terms of a license agreement. While several entities throughout the United States bear the IRR brand by virtue of their participation in the franchise networks known as Integra Realty Resources, Inc. (for commercial appraisers) and IRR - Residential, LLC ("Residential" for residential appraisers), the Company is related by common ownership and/or management to four of the entities bearing the IRR brand, including C&P LLC, KMI, Residential and IRR Corporate and Public Finance Inc. ("C&P Inc."). The accounts of other IRR - brand entities are not consolidated, combined or otherwise reported in the accompanying financial statements. As of December 31, 2012 and 2011, and for the years then ended, following is a summary of transactions and balances with related parties:

	2012	2011
Consulting Income from IRR Corporate & Public Finance LLC	$ 125,000	$ 38,350
Expense reimbursements to KMI	4,275	4,319
Corporate service fees expense to IRR Inc.	12,000	12,000
Fees receivable from IRR - Residential, LLC	25,760	25,760
Due to KMI	1,400	6,651
Corporate service fees payable to IRR Inc.	3,000	3,000

SUPPLEMENTARY INFORMATION

IRR CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
NET CAPITAL		
Total Stockholders' Equity	$ 144,689	$ 73,478
Deductions and/or charges:		
A. Non-allowable assets		
Fees receivable from IRR-Residential LLC	(25,760)	(25,760)
Other assets	-	(22,967)
Net Capital	$ 118,929	$ 24,751
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 4,400	$ 9,650
Total Aggregate Indebtedness	$ 4,400	$ 9,650
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 113,929	$ 19,751
Ratio: Aggregate Indebtedness to Net Capital	0.04 to 1	0.39 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2012 and 2011)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 118,929	$ 24,751
Net Capital, as computed above	$ 118,929	$ 24,751

IRR CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2012 and 2011.

IRR CAPITAL MARKETS, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2012 and 2011.

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
IRR Capital Markets, Inc.

In planning and performing our audit of the financial statements of IRR Capital Markets, Inc., as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in enternal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Haviland Vetter Pc, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 23, 2013